SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated: October 29, 2007

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                   No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                   No     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No    X

    Purcchase of New Vessels; Long Term Time Charter-Outs; Exercise of Option; Financial Results; Quarterly Dividend

On October 29, 2007, Navios issued a press release announcing it has agreed to purchase five new Capesize vessels; entered into long-term time charter-outs for two of its vessels; and exercised its option to acquire the Navios Orbiter. A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.

In addition, on October 29, 2007, Navios issued a press release announcing the operational and financial results for the third quarter ended September 30, 2007. In addition, the press release announces the declaration of Navios’ quarterly dividend. A copy of the press release is furnished as Exhibit 99.2 to this Report and is incorporated herein by reference.

This information contained in this Report is hereby incorporated by reference into the Navios Registration Statements on Form F-3, File Nos. 333-136936, 333-129382 and 333-141872.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By: /s/ Angeliki Frangou Angeliki Frangou Chief Executive Officer Date: October 30, 2007

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated October 29, 2007.
99.2	Press Release dated October 29, 2007.